                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  / / Form 10-K and 10-KSB / / Form 20-F  /X/ Form 11-K Form 10-Q
                  and 10-QSB / / Form N-SAR

               For Period Ended: August 31, 1997

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

PART I  REGISTRANT INFORMATION

Full Name of Registrant:

                       Star Multi Care Services, Inc.
                              99 Railroad Plaza
                   (Address of Principal Executive Office)

                             Hicksville, NY 11801
                          (City, State and Zip Code)

PART II  RULES 12b-25(b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject report Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(c) Not applicable.

PART III  NARRATIVE

The Registrant has been unable to complete and file, when originally due, the quarterly report on Form 10-Q as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by the installation of a new accounting system.

PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Lawrence A. Muenz                           (516)   242-7348

    -----------------                       -------------------------------
        (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         / / Yes  /X/ No


                        STAR MULTI CARE SERVICES, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    October 15, 1997             By:     /s/ William Fellerman
                                              ---------------------
                                      Name:   William Fellerman
                                              Chief Financial Officer (Principal
                                              Financial Officer)